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EXHIBIT 4.4


                               FIRST AMENDMENT TO
                           BROOKTROUT TECHNOLOGY, INC.
                              AMENDED AND RESTATED
                            1992 STOCK PURCHASE PLAN


     This Amendment (the "Amendment") to the Brooktrout Technology, Inc. ("Brooktrout" or the "Company") Amended and Restated 1992 Stock Purchase Plan, dated August 17, 1992 (the "Plan"), was adopted by the Board of Directors (the "Board") of the Company on February 19, 1998.

WHEREAS, the Board believes that it is desirable for the Company to continue to provide the opportunity for employees to acquire common stock, $.01 par value (the "Stock"), through the Plan;

WHEREAS, a total of one hundred and twenty-five thousand (125,000) shares of Stock have been reserved for issuance under the plan and, as of January 1, 1998, only thirty-nine thousand six hundred and fourteen (39,614) shares of Stock remained available for issuance under the Plan;

WHEREAS, the Board further believes that the number of shares of Stock available for purchase under the Plan is currently insufficient;

WHEREAS, the Board adopted, subject to stockholder approval, an increase of one hundred thousand (100,000) shares of Stock reserved for issuance under the Plan; and

WHEREAS, on May 14, 1998, the stockholders of the Company approved the Amendment at the annual meeting of stockholders;

NOW, THEREFORE, the Plan is hereby amended in the following manner:

     The second sentence of the first paragraph is amended to increase the number of shares of Stock reserved and available for purchase under the Plan from one hundred and twelve thousand five hundred (112,500) to two hundred and twelve thousand (212,500).



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